Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Carbon Credit International, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their Registration Statement (Form S1) pertaining to the registration of 4,000,000 shares of common stock of Carbon Credit International, Inc. of our Audit Report dated October 3, 2014 with respect to the financial statements of Carbon Credit International, Inc. as of September 30, 2014 and for the period August 12, 2014 (inception) through September 30, 2014. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

Califon New Jersey

February 2, 2015